For Immediate Release

Nordion’s Shareholders Approve Arrangement with Sterigenics

Ottawa, Canada, June 6, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ) announced today that its shareholders (the “Shareholders”) have approved the special resolution authorizing the previously announced plan of arrangement (the “Arrangement”) providing for the acquisition by Sterigenics of all Nordion’s outstanding shares for cash consideration of US$13.00 per share.

The Arrangement resolution required the approval of 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Annual and Special Meeting of Shareholders (the “Meeting”).

As a result of the postponement of the Meeting to June 6, 2014, the hearing on the final order in respect of the Arrangement before the Ontario Superior Court of Justice (Commercial List) will now be held on June 11, 2014 at 9:30 a.m., 330 University Avenue, Toronto, Ontario.  The transaction remains subject to certain closing conditions, including receipt of court approval,  all regulatory approvals, such as under competition/antitrust laws and the Investment Canada Act, and the coming into force of certain amendments to the Nordion and Theratronics Divestiture Authorization Act, as more fully described in the Management Information Circular dated April 22, 2014. In addition, the transaction is effectively conditional upon Nordion having at closing US$300 million of available cash on hand to complete the steps of the transaction. As of the date hereof, Nordion has approximately US$344 million of cash and cash equivalents. The transaction is not subject to any financing condition and is expected to close in the second half of calendar 2014.

“We thank shareholders who took the time to vote,” said William D. Anderson, Chairman, Board of Directors. “In fiscal 2014, the Board and Management will continue to focus on managing and operating the Sterilization Technologies and Medical Isotopes businesses, as well as bringing our transaction with Sterigenics to a close.”

Shareholders also approved the re-election to the board of directors of Nordion all of the director nominees, and Ernst & Young LLP was appointed as auditors. Detailed results of the vote will be provided later today.

About Nordion Inc.

Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

CONTACTS:

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
Shelley.Maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to the closing of the Arrangement with Sterigenics, and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic, regulatory and competitive uncertainties and contingencies. Readers are cautioned that the foregoing list of factors is not exhaustive. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular, and our success in anticipating and managing those risks. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.